Exhibit 99.1

News Release
NYSE, TSX: NTR

June 17, 2019

Nutrien Ag Solutions Announces Digital Collaboration with BASF’s xarvio Digital Farming Solutions

Loveland, Colorado – Nutrien Ag Solutions announced today a digital collaboration with xarvio Digital Farming Solutions, part of BASF’s Agricultural Solutions division. As part of this partnership, the xarvioTM SCOUTING app will be offered within the Nutrien Ag Solutions Customer Portal, to provide its customers easy access to this leading agronomic tool.

Nutrien Ag Solutions is building an open digital ecosystem that leverages deep agronomic data science and leading-edge technology to help growers achieve the best possible outcomes on their farms. Nutrien Ag Solutions will feature BASF’s xarvio SCOUTING app as part of its digital agronomy offerings, further enabling growers to detect and identify weed and pest pressure as they monitor and protect their crops throughout the growing season. In addition, Nutrien Ag Solutions and BASF xarvio Digital Farming Solutions are actively exploring the agronomic intelligence currently within xarvio Field Manager. The solution delivers timing and variable rate map applications in various crops for weed, disease and pest management.

“We are pleased to further our collaboration with leading agricultural companies such as BASF via our Customer Portal,” said Mike Frank, Nutrien’s Executive Vice President and CEO of Retail. “Our goal is to become the ag retailer of the future and partnerships with innovators such as BASF’s xarvio Digital Farming Solutions help enable us to provide more value to our customers.”

“As we build out our open digital ecosystem, we are constantly developing best in industry tools, both internally, as well as seeking apps and tools from across the industry. These tools help improve growers’ results and we’re excited to be able to feature the xarvio SCOUTING app on our Nutrien Ag Solutions Customer Portal,” said Sol Goldfarb, Vice President Digital Strategy at Nutrien Ag Solutions.

“As we begin our digital collaboration with Nutrien Ag Solutions, we are proud to have the xarvio SCOUTING app featured on the Nutrien Ag Solutions Customer Portal and to explore the agronomic intelligence of our xarvio Field Manager,” stated Paul Rea, Senior Vice President for BASF Agricultural Solutions, North America. “Through our work together, BASF xarvio Digital Farming Solutions and Nutrien Ag Solutions can help change the industry by providing growers with the products, services and now digital tools to support their success.”

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tons of potash, nitrogen and phosphate products world-wide. We also operate the leading global agriculture retail network, Nutrien Ag Solutions, which provides crop inputs, services and full-acre solutions to growers through our trusted crop consultants at our more than 1,700 locations in North America, South America, and Australia. Nutrien operates with a long-term view and is committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Growers can now connect with us online at My.NutrienAgSolutions.com to manage their entire operations. Learn more about the how the Ag Retailer of the Future works to lead the field - today and tomorrow - at NutrienAgSolutions.com.

About xarvioTM Digital Farming Solutions

xarvio is at the forefront of the digital transformation of agriculture optimizing crop production. xarvio offers digital products, based on a global leading crop model platform, which deliver independent field-zone- specific agronomic advice enabling farmers to produce their crops most efficiently and sustainable. The xarvio products SCOUTING & FIELD MANAGER are being used by farmers in more than 100 countries worldwide.

About BASF’s Agricultural Solutions division

With a rapidly growing population, the world is increasingly dependent on our ability to develop and maintain sustainable agriculture and healthy environments. Working with farmers, agricultural professionals, pest management experts and others, it is BASF’s role to help make this possible. That’s why they invest in a strong R&D pipeline and broad portfolio, including seeds and traits, chemical and biological crop protection, soil management, plant health, pest control and digital farming. With expert teams in the lab, field, office and in production, we connect innovative thinking and down-to-earth action to create real world ideas that work – for farmers, society and the planet. In 2018, our division generated sales of €6.2 billion. For more information, please visit www.agriculture.basf.com or any of our social media channels.

About BASF

BASF Corporation, headquartered in Florham Park, New Jersey, is the North American affiliate of BASF SE, Ludwigshafen, Germany. BASF has more than 20,000 employees in North America and had sales of around $20 billion in 2018. For more information about BASF’s North American operations, visit www.basf.com.

BASF creates chemistry for a sustainable future, combining economic success with environmental protection and social responsibility. The approximately 122,000 employees in the BASF Group work on contributing to the success of customers in nearly all sectors and almost every country in the world. The BASF portfolio is organized into six segments: Chemicals, Materials, Industrial Solutions, Surface Technologies, Nutrition & Care and Agricultural Solutions. BASF generated sales of around €63 billion in 2018. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (BAS). Further information at www.basf.com.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Contact us at: www.nutrien.com

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